Filed Pursuant to 17 CFR §230.253(g)(2)

File No. 024-10764

OFFERING CIRCULAR SUPPLEMENT NO. 4

Date of Original Offering Circular: May 4, 2018

November 6, 2019

Multi-Housing Income REIT, Inc.

9050 North Capital of Texas Highway

Suite 320

Austin, TX 78759

UpsideAvenue.com

(512) 872-2898

This document (the “Supplement”) supplements the Offering Circular of Multi-Housing Income REIT, Inc. (the “Company”) dated May 4, 2018 (the “Offering Circular”). Unless otherwise defined in this Supplement, capitalized terms in this Supplement have the meanings given to them in the Offering Circular.

The purpose of this Supplement is to provide additional information that is not in the Offering Circular.

The Company has invested in the entity described below (the “Project Entity”).

Name of Project Entity	Irving 4600 West Pioneer Property Owner LP
Type of Entity	Limited Partnership
State of Formation	Delaware
Address of Project Entity	9050 North Capital of Texas Highway Suite 320 Austin, TX 78759
Description of Project Entity’s Real Estate Project	● Multifamily property ● 476 units ● Currently 92.4% occupied (as of 3/12/19) ● Rental range: $790 to $1,380
Location of Project	4600 East Pioneer Parkway Irving, TX 75061
Purchase Price	$42,338,844 on 01/15/2019
Total Project Cost	$46,375,000
Proposed Financing (Subject to Change and Satisfaction of Contingencies)	● $33,500,000 first mortgage loan Refi 1/15/19 ● 5 year term ● 3 year interest-only thereafter 30 year amortization ● 4.541% interest rate ● No Commitment fee ● Guaranteed ● Prepay Penalty Present
Nature of Company’s Interest in Project Entity	Preferred Equity
Amount of Actual or Anticipated Investment	$2,500,000
Fees and Compensation to Sponsor	Acquisition, Property Management, Asset Management, Construction Management, Utility Billing Management
Distributions to Sponsor	In accordance with waterfall provisions in Limited Partnership Agreement